15049231

MA 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 06 2015
Washington DC
404

SEC FILE NUMBER
8-67711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kaieteur Investments LLC

OFFICIAL USE ONLY
145152

ADDRESS OF PRINCIPLE PLACE OF BUSINESS (do not use P.O. Box No.)

90 Broad Street
(No. and Street)

New York	New York	1004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

646-379-7052
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liggett, Vogt & Webb, P.A.
(Name – *if individual state last, first, middle name*)

432 Park Ave, 10th floor	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

MM

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, **Andrew KJ Pernambuco**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Kaieteur Investments LLC**, as of **December 31, 2014** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, Principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Andrew KJ Pernambuco
Signature

CEO
Title

Notary Public

RACHEL MONTANEZ
Notary Public State of New York
No. 01MO6159659
Qualified in New York County
Commission Expires January 22, 20 19

This report** contains (check all applicable boxes):

- X (a) Facing page
- X (b) Statement of Financial Condition
- X (c) Statement of Income (Loss)
- X (d) Statement of Changes in Financial Condition
- X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
- __ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- X (g) Computation of Net Capital
- __ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- __ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1
- __ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- __ (m) A copy of the SICP Supplemental Report
- __ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- __ (o) Independent auditor's report on internal control
- __ (p) Schedule of proposed capital withdrawals

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KAIETEUR INVESTMENTS LLC

Year Ended December 31, 2014

LVW LIGGETT, VOGT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Kaieteur Investments LLC
New York, New York

We have audited the accompanying financial statements of Kaieteur Investments LLC, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations and members' capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Kaieteur Investments LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Kaieteur Investments LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of Kaieteur Investments LLC's financial statements. The supplemental information is the responsibility of Kaieteur Investments LLC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liggett, Vogt & Webb P.A.

Liggett, Vogt & Webb P.A.

New York, New York
February 23, 2015

Kaieteur Investments LLC

Statement of Financial Condition

December 31, 2014

Assets

Cash	$ 8,101
Total assets	$ 8,101

Liabilities and Members' Capital

Total liabilities	$ -
Members' Capital:	
Members' capital	$ 8,101
Total Members' Capital	8,101
Total liabilities and members' capital	$ 8,101

See accompanying notes to financial statements.

Kaieteur Investments LLC

Statement of Operations and Members' Capital

Year ended December 31, 2014

Revenue:	
Commissions	$ 130,000
Brokerage services affiliated party	9,480
Total revenue	139,480
Expenses:	
Commissions – paid to Independent Registered Representative	116,440
Registration and licensing fees	5,321
Telecommunications and Network	2,523
Professional fees	6,214
Occupancy	7,050
Email Service / Archival	2,500
Total expenses	140,048
Net Loss	(568)
Members' capital at December 31, 2013	8,669
Members' capital at December 31, 2014	$ 8,101

See accompanying notes to financial statements.

Kaieteur Investments LLC

Statement of Cash Flows

Year ended December 31, 2014

Cash flows from operating activities:	
Net loss	$ (568)
Adjustments to reconcile net income to net cash used in operating activities:	
Total adjustments	-
Net cash used in operating activities	(568)
Cash flows from investing activities	-
Cash flows from financing activities:	-
Net decrease in cash	(568)
Cash - beginning of year	8,669
Cash - end of year	$ 8,101
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying notes to financial statements

Kaieteur Investments LLC

Notes to Financial Statements

(1) Organization

Kaieteur Investments LLC is a capital introduction firm specializing in matching a select group of hedge funds and funds of hedge funds with our global base of institutional and accredited individual investors. Kaieteur is a Broker-Dealer registered with the Financial Industry Regulatory Authority (FINRA, formerly NASD) and the U.S. Securities and Exchange Commission.

Kaieteur's principals bring over 60 years' combined experience in the Capital Markets and extensive relationships throughout the world's investor and hedge fund communities to the task of matching investors with fund managers. Kaieteur thus provides access to investors and funds that are difficult to reach by other means. In conjunction with our sister company, Deniad & Company LLC, an alternative investments consultancy, Kaieteur offers a complete range of services to funds and investors, including:

- Capital introduction for funds and investors (Kaieteur)
- Consulting services for funds and fund managers (Deniad)
- Assessment of readiness to attract new investments
- Creation and refinement of business development strategies
- Improvement of Client Services capabilities

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

The carrying value of cash and accrued expenses, if applicable, approximate their fair values based on the short-term maturity of these instruments. The carrying amounts of debt were also estimated to approximate fair value.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(d) Revenue and Expense Recognition

The Company earns revenue (fees and commissions) from Capital Introduction and Solicitation activities on behalf of Hedge Funds and Fund of Hedge Funds. A 10% commission is charged to our Independent Registered Representative on Solicitation fees and retainer revenue received on his behalf. Kaieteur Solicitation Fees are earned per the particular terms of the Solicitation Agreements in force.

(e) Income Taxes

The members of Kaieteur Investments LLC, Inc. elected to be taxed as a "partnership", as defined in the Internal Revenue Code. Such status was also elected for state tax purposes. Under this status, taxable income is passed through and taxed at the member level, rather than at the corporate level.

The Company does not record any provision for taxes or tax benefit since the entity is treated as a partnership for federal, state, local and foreign income tax purposes. The reporting of taxable income (loss) of the entity is the responsibility of the members. The past three years of tax returns filed remain subject to examination by the relevant tax authorities.

(f) Management Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) Recently Issued Accounting Pronouncements

Recently issued accounting pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants did not or are not believed by management to have a material impact on the Company's present of future financial statements.

(3) Affiliate

Deniad & Company LLC is a Registered Investment Advisor and sister company of Kaieteur Investments LLC based on common ownership among the partners. Kaieteur Investments was established purely to comply with the Cash Payments Rule that forbids Investment Advisors from paying fees to anyone other than a Registered Broker Dealer. Kaieteur maintains all Solicitation Agreements and receives fees on business that comes directly from established Deniad & Company LLC relationships that were established before its existence.

Deniad has been in existence since 2004 and provides marketing and consulting services to Investment Funds with a particular focus on Hedge Funds and Private Equity Funds. The entire current fee revenue is due Deniad upon receipt and is transferred to Deniad, less a 3% commission, based on the discretion of the CFO and an established Expense Sharing Agreement that varies each quarter. Capital introduction fees paid – affiliate amounted to $0 in 2014.

Under a Broker Services Agreement, Kaieteur provides services to Deniad such as housing securities licenses, providing compliance services, providing Regulatory updates/guidance and providing proper record keeping. Deniad will pay Kaieteur an annual fee for such services with a minimum of $5,000 and a maximum of $50,000. Brokerage service fees earned in 2014 amounted to $9,480.

(4) Commitments and Contingencies

Deniad & Kaieteur maintain an established Expense Sharing Agreement that requires Kaieteur to share in the common operating expenses and pay direct expenses that are billed to Deniad. Kaieteur has no vendor relationships and no liabilities, contingent liabilities or debt other than the Shared Expenses. The allocated expenses are made at the end of each month and are adjusted (if necessary) at the end of every quarter in line with FOCUS reporting. The allocation percentage is determined by the approximate amount of time spent by the partners on Solicitation activities, revenue flow and global economic conditions that affect Solicitation and Capital Introduction activities. The actual percentages are made at the discretion of the CFO.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $8,101 which was $3,101 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.

(6) Concentrations

Commissions earned during 2013 amounted to $139,480, of which $120,000 was earned from one client, 10,000 from another and $9,480 from affiliate Deniad & Company LLC.

(6) Subsequent Events

The Company has evaluated all other subsequent events through February 21, 2015, and has determined that there were no subsequent events to recognize or disclose in these financial statements.

Supplemental Information

Kaieteur Investments LLC

Computation of Net Capital
Under Rule 15c3-l of the
Securities and Exchange Commission

December 31, 2014

Total Members' capital qualified for net capital	$ 8,101
Deductions and/or charges	-
Net capital	$ 8,101
Computation of Basic Net Capital Requirement:	
Minimum net capital required, 6 2/3% of total aggregate indebtedness	$ -
Minimum dollar net capital requirement of broker and dealer	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital	$ 3,101
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	-
Net capital, per unaudited December 31, 2014 FOCUS report	$ 8,101
Net capital, per December 31, 2014 audited report, as filed	$ 8,101

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part IIA, as filed by the Company on January 27, 2015.

Kaieteur Investments LLC

STATEMENT REGARDING SEC RULE 15c3-3

December 31, 2014

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(1) limited business of (A) and (B) for the Rule. Therefore, the following reports are not presented:

(A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

(B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

LIGGETT, VOGT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Kaieteur Investments LLC
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which Kaieteur Investments LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kaieteur Investments LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (1) limited business (investment banking) (the "exemption provisions") and (2) Kaieteur Investment LLC stated that Kaieteur Investment LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Kaieteur Investment LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kaieteur Investment LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Liggett Vogt & Webb, PA

LIGGETT, VOGT & WEBB, P.A.

New York, New York
February 23, 2015

KAIETEUR
NEW YORK

Kaieteur Investments LLC
90 Broad Street, Suite 1904
NY NY 10004 USA
+1 646 291 4840 Tel
+1 347 767 2479 Fax
kaieteurinvestments.com

February 19, 2015

Liggett, Vogt & Webb, P.A.
432 Park Avenue South, 10th Floor
New York, NY 10016

RE: Kaieteur Investments LLC - 2014 Exemption Report

Dear Sirs:

To our best knowledge and belief, Kaieteur Investments LLC ("Kaieteur") is operating under the k(1) exemption of SEC Rule 15c3-3. Kaieteur is a limited-purpose broker-dealer and we have met the identified exemption provisions in SEC Rule 15c3-3(k) throughout the most recent fiscal year without exception, and thus qualify for the exemption under the rule.

X

Thomas C. Williams
President & CTO